Exhibit 99.1

Notice of Annual Meeting
Management Proxy Circular

May 12, 2004

Notice of Annual Meeting
of Common Shareholders of SR Telecom Inc.

Date:	Wednesday, May 12, 2004	Business of the Meeting of Common Shareholders:

Time:	10:00 a.m. (Eastern Time)	(1) Receipt of the Financial Statement of the Corporation for the year ended December 31, 2003 and the auditors’ report thereon;

Place:	Holiday Inn – Montreal Midtown	(2) Election of directors;
	Ambassador C Room
	420 Sherbrooke Street West	(3) Appointment of auditors;
	Montreal, Quebec
		(4) To consider any other business, which may be properly brought before the meeting of the Common Shareholders.

		By order of the Board of Directors

		(signed) David L. Adams
		Senior Vice President, Finance,
		Chief Financial Officer and
		Assistant Secretary
		April 15, 2004

Important

On April 9, 2004, the record date for the meeting, 17,610,212 Common Shares were outstanding.

Shareholders who are unable to be present at the Annual Meeting of Common Shareholders are requested to complete and sign the enclosed form of proxy. Please return it promptly in the envelope provided or forward it by facsimile to 416-263-9524 or toll free to 1-866-249-7775, so that your shares will be represented whether or not you attend. Proxies should be received at the Toronto office of the transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 4:00 p.m. (Eastern Time) on May 11, 2004 or hand-delivered at the registration table on the day of the meeting prior to the commencement of the meeting.

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Dear Shareholder:

The Corporation’s Annual Meeting of Common Shareholders will be held at the Holiday Inn – Montreal Midtown, Ambassador C Room, 420 Sherbrooke Street West, Montreal, Quebec on Wednesday, May 12, 2004 at 10:00 a.m. (Eastern Time).

This Management Proxy Circular contains important information about the business to be conducted at the meeting and the Corporation. We hope you will take the time to consider the information set out in this Management Proxy Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We invite you to join us at this meeting. There will be an opportunity to ask questions and meet with management, the board of directors and your fellow shareholders.

Yours sincerely,

(signed) Paul A. Dickie	(signed) Pierre St-Arnaud
Chairman of the Board	President & Chief Executive Officer

Management Proxy Circular As of April 9, 2004, except as otherwise provided What’s inside?
SECTION 1: VOTING INFORMATION SECTION 2: BUSINESS OF THE MEETING Receipt of Financial Statements Election of Directors Appointment of Auditors
SECTION 3:   GENERAL PROXY INFORMATION

Statement of Executive Compensation

Indebtedness of Directors, Executives and Senior Officers

Directors and Officers Liability Insurance

Report on Corporate Governance

Committees of the Board of Directors

Management Responsibility and Board Independence from Management

Interests of Insiders and Other Persons in Material Transactions

Receipt of Shareholder Proposals for the 2004 Annual Meeting

Discretionary Authority

Schedule A: Statement of Corporate Governance Practice

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SECTION 1 - VOTING INFORMATION

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below.

What will I be voting on?

You will be voting on:

●	The election of directors of the Corporation (see page 5).

●	The appointment of Deloitte & Touche LLP as the Corporation’s auditors (see page 7).

●	Any other business, which may be properly brought before the meeting.

How will these matters be decided at the meeting?

You will have one vote for every Common Share of the Corporation you own at the close of business on April 9, 2004, the record date for the meeting. All of the matters to be voted on at the meeting can be approved by a simple majority of the votes cast thereon.

How many shares are eligible to vote?

At the close of business on April 9, 2004 there were 17,610,212 Common Shares issued and outstanding in the capital stock of the Corporation. No shares of any other class have been issued to date.

The Common Shares carry the right to vote and the holders of record at the close of business on April 9, 2004, will be entitled to one vote for each share held.

To the knowledge of the directors and officers of the Corporation, no person owns beneficially, or exercises control or direction over, more than 10% of the Common Shares.

What is the Quorum for the meeting?

For the meeting to be properly constituted, at least two Shareholders, or duly appointed proxyholders, holding at least twenty-five percent in number of outstanding Common Shares must be present at the meeting.

Who is soliciting my proxy?

Management of the Corporation is soliciting your proxy for use at the Annual Meeting and the costs of the solicitation will be borne by the Corporation. The solicitation will be made primarily by mail but directors, officers and regular employees of the Corporation may solicit proxies personally or by telephone.

Voting by proxy

SR Telecom’s Management requests that you sign and return the proxy form to ensure your votes are exercised at the meeting. Whether or not you attend the meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Corporation. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Corporation. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided, or by completing another proper form of proxy.

How will my proxy be voted?

The form of proxy confers discretionary authority upon the proxyholders with respect to amendments or other matters brought before the meeting. If other matters properly come before the Meeting, the proxyholders will vote on them in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

The shares represented by proxies appointing the persons, or any one of them, designated by Management to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder on the proxy. Unless otherwise directed, the voting rights attached to the shares represented by a proxy will be voted “IN FAVOUR” of the approval of the following resolutions and proposals:

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(1) the election as directors of the nine nominees proposed by management; and

(2) the appointment of the auditors and the authorization given to the directors to fix their remuneration.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Corporation not later than 4:00 p.m. on May 11, 2004, or to the Chairman of the meeting on the day of the meeting or any adjournment.

Who counts the votes?

Proxies are counted by Computershare Trust Company of Canada, the transfer agent and registrar of the Common Shares of the Corporation.

How can a Non-Registered Shareholder vote?

If your Common Shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee you are a “Non-Registered Shareholder”. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a Non-Registered Shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow. If you are a Non-Registered Shareholder and you wish to vote in person at the meeting, you must insert your own name in the space provided for the appointment of a proxyholder on the voting instruction card provided by your nominee and carefully follow the nominee’s instructions of the return of the executed form.

SECTION 2 - BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements for the year ended December 31, 2003 are included in the Annual Report, which has been mailed to shareholders with this Management Proxy Circular.

Election Of Directors

The Articles of the Corporation provide for a minimum of three and a maximum of twelve directors. The incumbent directors have determined that the number of directors to be elected at the Meeting is nine and propose that the nine persons named in the list set out below be nominated for election at the Meeting. Each director elected will hold office until the close of the Annual Meeting next following, unless, prior thereto, he or she resigns or otherwise, by operation of law, ceases to be a director.

The persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by a properly executed proxy, for the election of the persons nominated as directors, unless specifically directed to withhold such vote. All proposed nominees are currently members of the Board and all were elected by the shareholders of the Corporation at the Annual Meeting of Shareholders last held with the exception of Mr. Louis A. Tanguay.

The following table sets out the name of each of the individuals whom Management proposes to nominate at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation now held by each such individual, if any, the principal occupation or employment, the period of service as a director of the Corporation, the municipality of residence, other principle board and committee positions, and the approximate number of common shares beneficially owned, or over which each such individual exercised control or direction, as at April 9, 2004. The information as to Common Shares beneficially owned, or over which the above-named individuals exercise control or direction, is not within the direct knowledge of the Corporation and has been furnished by the respective directors or nominees individually.

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John C. Charles Toronto, Ontario 1,000 Common Shares Member of the Corporate Governance Committee
Mr. Charles has served on the board of SR Telecom since 2001 and is a Managing Director of LeBlanc & Royle Enterprises Inc.(1) He is also a Director of Prism Equities Inc., a publicly traded Canadian medical products investment corporation, and a Director of Northern Property Real Estate Investment Trust, which is listed on the Toronto Stock Exchange. From 1997 to 2001, Mr. Charles was President, CEO and a Director of LeBlanc Ltd., a Canadian based wireless infrastructure services company, which operated throughout North America and, through subsidiaries, in Australia, Southeast Asia and the Middle East. He is a chartered accountant and from 1995 to 1997, Mr. Charles was a Senior Vice President and a Director of Midland Walwyn Inc. (now Merrill Lynch Canada Inc.). Mr. Charles is a graduate of Queen's University.

Constance L. Crosby Toronto, Ontario 7,085 Common Shares 500 Options Chair of the Corporate Governance Committee
Ms. Crosby has served on the board of SR Telecom since 1986 and is Vice-President and General Counsel of Psion Teklogix Inc., a Canadian company that is a leading supplier of wireless data communications systems. Prior to joining Psion Teklogix Inc., she was a Partner of Byrne, Crosby in Toronto engaged primarily in the field of commercial law. She serves on the board of Norcom Telecommunications Inc., a cable television company, and on the boards of several private companies and charities. She graduated from Osgoode Hall Law School and is a member of the Canadian and American Bar Associations.

J.V. Raymond Cyr Montreal, Quebec 10,317 Common Shares 500 Options Chair of the Compensation and Nominating Committee Member of the Corporate Governance Committee Member of the Audit Committee
Mr. Cyr has served on the board of SR Telecom since 1996 and is Chair of Polyvalor Inc. A former Chairman of BCE, Bell Canada, Telesat Canada and TMI Communications, Mr. Cyr also serves on the boards of Univalor Inc., Air Canada, Canadian National, G.T.C. Transcontinental Ltd., ART Advanced Research and Technologies, the Old Port of Montreal Corporation Inc., Cable Satisfaction Intl Inc., Cogni-Science, Triton Electronik Inc. and Fonds-Groupe Investissements Technologiques. He is also a member of the Canadian Academy of Engineering and a Director Emeritus of École Polytechnique de Montréal.

Paul A. Dickie Toronto, Ontario 168,800 Common Shares 500 Options Chairman of the Board of Directors (2) Member of the Compensation and Nominating Committee
Mr. Dickie was instrumental in the creation of SR Telecom and has served on the board of SR Telecom since its founding in 1981. He serves as the Chairman of the Board of SR Telecom. Mr. Dickie, a chartered accountant, is a Managing Director of LeBlanc & Royle Enterprises Inc.(1) , which company he joined in 1972.

Lionel P. Hurtubise Montreal, Quebec 3,348 Common Shares 500 Options Member of the Audit Committee Member of the Compensation and Nominating Committee
Mr. Hurtubise has served on the board of SR Telecom since 1999 and is the Chairman of the Board of Ericsson Canada Inc., a corporation which he has also served as President and Chief Executive Officer. Mr. Hurtubise has been in the forefront of telecommunications and computer science technology in Canada for many years. Prior to joining Ericsson in 1986, he served as President of International Systcoms Ltd., then a leader in the field of mobile radio telephony. He was also a principal in the formation of Westech Systems Ltd., a joint venture in which Alberta Government Telephones was a participant, in developing Canada’s first cellular mobile telephone network. Mr. Hurtubise is active in private and governmental organizations dedicated to the advancement of telecommunications research and development.

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Paul E. Labbé Ottawa, Ontario 5,657 Common Shares 500 Options Member of the Corporate Governance Committee
Mr. Labbé has served on the board of SR Telecom since 1999 and is a Corporate Director and Consultant. Mr. Labbé is the former Chairman of the Board and Chief Executive Officer of Citibank Canada. Prior to joining Citibank, he served for over five and a half years as President and CEO of the Export Development Corporation, following six years as President of Investment Canada. Mr. Labbé has spent most of his career in the field of international trade and finance, having started in 1966 as a Canadian Trade Commissioner in Paris, France, serving as Executive Assistant to the Minister of International Trade until 1973, when he became a founding partner of Interimco Ltd., an international trading company. Mr. Labbé studied Political Science and Economics at the University of Ottawa and obtained a law degree from McGill University. He also studied at the École nationale d’administration in Paris and attended the ISMP Program at the Harvard Business School.

Nancy E. McGee Mississauga, Ontario 62,000 Common Shares 500 Options Chair of the Audit Committee
Ms. McGee has served on the board of SR Telecom since 1984 and is a Managing Director of LeBlanc & Royle Enterprises Inc.(1) Ms. McGee is a chartered accountant. She joined LeBlanc in 1978 and was involved in the growth of that company's various communications infrastructure businesses throughout the world. Ms. McGee also serves on the boards of several non-profit organizations.

Pierre St-Arnaud Montreal, Quebec 5,750 Common Shares 27,000 Options Chief Executive Officer of the Corporation
Mr. St-Arnaud was appointed President and Chief Executive Officer of the Corporation in June 2000 and has served on the board of SR Telecom since 2001. Mr. St-Arnaud also sits on the Board of Electro Composites Inc. From 1981 to 1995 he was employed in the national and international operations of the Asea Brown Boveri (ABB) group of companies. In 1993, he became President of Power Transmission and Distribution Segment, ABB Canada. In 1996, he served Hydro Québec as Executive Vice President, Technology and Development. From 1997 to 1999 he was engaged as President and Chief Executive Officer at Geomat International Inc., a leader in the global geomatics industry.

Louis A. Tanguay Montreal, Quebec
Mr. Tanguay is a new nominee to the board of SR Telecom. Retired from Bell Canada after a career spanning over four decades and during which he held a number of executive positions, including President of Bell Canada International from 1998 – 2001, Mr. Tanguay possesses a deep understanding of the management of telecommunications operations. He currently serves as a director of several public companies including Aéroports de Montréal, Canbras Communications (Chairman), Bell Nordiq, Medysis Inc., Radical Horizon Inc., Rona Inc. and Saputo Group Inc. He holds a Bachelor of Commerce degree from Concordia University.

(1)	LeBlanc & Royle Enterprises Inc., a telecommunications investment holding corporation, is the beneficial owner of 1,428,841 Common Shares or 8% of the Common Shares outstanding.
(2)	Mr. Dickie has advised the Corporation that he intends to step down as Chairman of the board of directors following the Meeting.

Appointment Of Auditors

Deloitte & Touche LLP, Chartered Accountants, have been the auditors of the Corporation for a period in excess of five years. It is proposed to reappoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the persons named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation.

SECTION 3 – GENERAL PROXY INFORMATION

Statement of Executive Compensation

Compensation of Named Executive Officers

The following Summary Compensation Table summarises the compensation during the three fiscal years ended December 31, 2003, for the Chief Executive Officer of the Corporation and the four most highly compensated executive officers, other than the CEO, of the Corporation who were serving the Corporation at the end of the financial year (collectively, the “Named Executive Officers”). The determination of the most highly compensated executive officers is made on the basis of the total annual salary and annual incentive bonuses earned during the fiscal year ended December 31, 2003.

Summary Compensation Table

		Annual Compensation			Long Term Compensation

				Other Annual	Stock Options	All Other
Name and Principal		Salary	Bonus	Compensation	Granted	Compensation(2)
Position	Year	($)	($)(1)	($)	(#)	($)

Pierre St-Arnaud	2003	310,000	-	-	-	15,500
President & Chief	2002	310,000	155,000	-	10,000	15,452
Executive Officer	2001	278,461	-	-	7,000	13,296

David L. Adams	2003	225,000	-	-	-	11,220
Senior Vice President, Finance &	2002	203,000	66,990	-	4,000	10,161
Chief Financial Officer	2001	203,000	15,225	-	5,000	12,015

Claude Giguère	2003	171,731(3)	-	-	3,500	13,302
Senior Vice President, Sales & Marketing	2002	-	-	-	-	-
	2001	-	-	-	-	-

Benoit Pinsonnault	2003	225,000	-	-	-	11,190
Senior Vice President,	2002	180,000	59,400	-	5,000	8,953
Operations	2001	175,950	22,950	-	5,000	8,845

Marc St-Onge	2003	200,000	-	-	-	15,214
Vice President, Product Line	2002	200,000	40,000	-	3,500	28,656
Management	2001	151,827	-	-	6,500	8,590

(1)	Bonus amounts are paid in cash in the year following the fiscal year in which they were earned/accrued.
(2)	All other compensation includes overseas housing allowances, car leases, car insurance and contributions to the Corporation’s retirement savings plans.
(3)	Mr. Giguère joined the Corporation on April 14, 2003. His annual salary is $235,000.

 Share Compensation Arrangements

The Corporation has put into place the Restated 1998 Key Employee Stock Option Plan (the “KESOP”), the Directors’ Share Compensation Plan (the “DSCP”) and the Restated 1998 Employee Share Purchase Plan (the “ESPP”). These plans are all incentive based plans, designed to increase performance of employees, senior management, officers and directors, as the case may be, and further align the interests of each of these participants with shareholder interests.

KESOP

The KESOP serves as a tool to retain talented individuals within the Corporation. As of April 9, 2004, there were options to purchase 298,260 Common Shares outstanding under the KESOP, from a total authorized reserve amount still available under this plan of 446,800, leaving 148,540 Common Shares available for further option grants.

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DSCP

Under the DSCP, each non-employee director of the Corporation may at the commencement of the year, elect to receive all, part or none of the remuneration paid to them by the Corporation for directors’ retainer and meeting attendance fees in common Shares. Since implementation, a total of 44,800 Common Shares have been issued to directors, at the then current market price, in lieu of cash compensation. The aggregate number of shares of Common Shares reserved for issuance under this plan is 45,000 and, at present, a current reserve of 200 Common Shares is available under this plan for future issuances.

ESPP

The board of directors of the Corporation terminated the ESPP effective December 31, 2003. Under the ESPP, employees with six months of continuous service could purchase Common Shares by contributing up to 5% of their annual salaries through payroll deductions. The Corporation supplemented the contributions of the employees, enrolled in this plan to an extent determined by the Compensation and Nominating Committee of the board of directors of the Corporation, from time to time. Such supplements could not exceed one-third of the amount contributed by the employees, who were required to commit to the retention of any Common Shares so purchased for a minimum of two years.

Since its inception, total of 218,574 Common Shares were issued pursuant to this plan.

Management Incentive Plans

The Corporation has put in place management incentive plans for members of its management team pursuant to which the amount of additional cash compensation, or bonuses, is determined. The plans are based on the performance of the Corporation and the individual. The individual’s performance will be evaluated based on the level of achievement of pre-set objectives for the year and the Corporation’s performance will be established by comparing year-end results vs. plan in terms of the “Net Earnings after Tax Results” of its core business. Individuals become eligible to receive a bonus ranging from 0% to 10% of the individual’s base salary when the Corporation exceeds 80% of its budgeted performance, 0% to 30% when the Corporation exceeds 100% of its budgeted performance and 0% to 50% when the Corporation exceeds 120% of its budgeted performance. The amount any given person receives within the available range depends, in turn, on that person’s achievement of individual goals.

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Option Grants During 2003

The following table provides summary information regarding stock options granted to the Named Executive Officers under the Corporation’s Restated 1998 Key Employee Stock Option Plan during the fiscal year ended December 31, 2003.

Name and Principal Position	Options Granted in 2003 (#)(1)	% of Total Options Granted to Employees in 2003	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the date of grant ($/Security)	Date of Expiration

Pierre St-Arnaud President & Chief Executive Officer	0	0	-	-	-

David L. Adams Senior Vice President, Finance & Chief Financial Officer	0	0	-	-	-

Claude Giguère Senior Vice President, Sales & Marketing	3,500	35%	$6.40	$6.60	April 23, 2013

Benoit Pinsonnault Senior Vice President, Operations	0	0	-	-	-

Marc St-Onge Vice President, Product Line Management	0	0	-	-	-

Note: (1) The options become exercisable in 20% increments, commencing on the first anniversary of the date of grant. Options expire if not exercised within 10 years of the date of grant.

Aggregated Option Exercises During 2003 and Financial Year-End Option Values

The following table provides summary information concerning the exercise of options by each of the Corporation’s Named Executive Officers during the fiscal year ended December 31, 2003 and the total number of options to acquire Common Shares held by each of them as of December 31, 2003. The value realized upon exercise is the difference between the market value of the underlying Common Shares on the date of exercise and the exercise price. The value of unexercised in-the-money options is calculated based on the difference between the exercise price of the option and the market value of the Common Shares at December 31, 2003. The market value of a Common Share on the Toronto Stock Exchange was $8.00 on December 31, 2003.

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Unexercised Options at Year End Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at Year End ($) Exercisable / Unexercisable

Pierre St-Arnaud President Chief Executive Officer	0	-	10,800 / 16,200	- / -

David L. Adams Senior Vice President, Finance & Chief Financial Officer	0	-	6,900 / 7,600	- / -

Claude Giguère Senior Vice President, Sales & Marketing	0	-	0 / 3,500	- / $28,000

Benoit Pinsonnault Senior Vice President, Operations	0	-	5,500 / 7,400	- / -

Marc St-Onge Vice President, Product Line Management	0	-	3,780 / 7,020	- / -

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Termination of Employment and Employment Contracts

The employment agreement of Mr. Pierre St-Arnaud, Chief Executive Officer of the Corporation, provides for continuance of salary for a period of up to twenty-four months, as well as full vesting of all options then held, in the event of termination of employment for any reason other than cause. Full vesting of options will also occur in the event of a change of control of the Corporation.

Composition of the Compensation Committee

The following individuals have served on the Compensation and Nominating Committee for the entire fiscal year of 2003: J.V. Raymond Cyr (Chair), Paul A. Dickie and Francis Fox. Mr. Fox resigned from the board of directors on December 31, 2003. He was replaced by Lionel P. Hurtubise.

Report On Executive Compensation

The Policies followed by the Compensation Committee with respect to the compensation paid to all executive officers are set out below.

Compensation for Named Executive Officers, as for executive officers as a whole, may, in addition to base salary, include compensation in the form of an annual bonus and, over a longer term, benefits arising from the grant of stock options.

In order to attract, retain and motivate executives of above median talents, the Corporation’s policy is to offer total compensation that is at the median of its market in terms of fixed compensation, and at the median of its market in terms of variable compensation, and linked to the Corporation’s performance such that the total compensation offered by the Corporation is in line with the market median for results that are at par with objectives/budgets and at the 75th percentile for exceptional results and conforms to internal equity principles.

The Committee approves base salaries for executive officers based on reviews of market data. The level of base salary is also determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Corporation.

Under the general policy with respect to compensation, executive officers may qualify for annual incentive awards. Corporate performance, as assessed by the board of directors, determines the aggregate amount of incentive bonus that may be paid to all senior managers as a group in respect of a fiscal year. Corporate performance is measured by comparing performance targets included in the Annual Operating Plan with actual results for a fiscal year.

In 2003, the Corporation did not achieve the performance targets in its Annual Operating Plan. Therefore, it did not pay any bonus to Executive Officers in 2003.

Consideration of individual performance enables the Corporation to recognize and effectively reward those individuals whose special efforts have assisted the Corporation to attain its corporate performance objectives.

The Corporation maintains its KESOP to give each option holder an interest in preserving and maximizing shareholder value in the long term, to enable the Corporation to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.

No one element of executive compensation is permanently emphasized over another. All segments are believed to be of major importance to the Corporation in assuring the engagement and retention of executives. Some elements may be deemed temporarily more important than others in certain periods and in differing circumstances.

Compensation Of Chief Executive Officer

As a general rule, the Compensation Committee bases the compensation of the Chief Executive Officer on the policies described above, considering in particular, the responsibilities of the office and results achieved measured by reference to the Annual Operating Plan presented to the Board at the commencement of each fiscal year. The Chief Executive Officer is eligible to be granted stock options under the KESOP.

Submitted by the Committee
J.V. Raymond Cyr, Chair
Paul A. Dickie
Lionel P. Hurtubise

Performance Graph

The following performance graph shows the yearly percentage change in SR Telecom’s cumulative total shareholder return over the five years preceding the financial period ending December 31, 2003 for the Corporation’s Common Shares, compared to that of the S&P/TSX Composite Index (previously the TSE 300 Index).

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The table illustrates what a fixed $100 investment in the above-mentioned index and in the Corporation’s Common shares, made at the end of the fiscal year in 1998, would be worth at the end of each of the five years following the initial investment.

Five-Year Cumulative Total Return On $100
Investment Assuming Dividends Are Reinvested
(December 31, 1998 – December 31, 2003)

	1998	1999	2000	2001	2002	2003

S&P/TSX Composite Index	100.00	129.72	137.74	118.54	101.98	126.75
SR Telecom	100.00	141.54	96.92	67.08	26.15	23.23

Directors' Compensation

The board of directors has adopted a compensation policy for its directors who are not officers or employees of the Corporation. Directors receive an annual fee of $10,000 and an attendance fee for board meetings, corporate governance committee meetings and audit committee meetings of $1,000 per director. The attendance fee for teleconference meetings and meetings of the compensation committee is $500 per director.

The following table sets forth the aggregate compensation paid to directors in 2003. (1)

Name of Director	Retainer ($)	Attendance at Regularly Held Board Meetings ($)	Attendance At Committee Meetings Held Other Than On Board Meeting Day ($)	Attendance At Board Meetings Held Telephonically ($)

John C. Charles (2)	10,000	7,000	2,500	4,500

Constance L. Crosby (3)	10,000	8,000	4,500	5,000

J.V. Raymond Cyr	10,000	8,000	7,000	5,000

Paul A. Dickie	10,000	8,000	6,500	5,500

Francis R. Fox (4)	10,000	5,000	4,500	3,500

Lionel P. Hurtubise	10,000	8,000	4,000	5,000

Paul E. Labbé	10,000	8,000	4,500	5,000

Nancy E. McGee	10,000	8,000	4,500	5,500

NOTE:
(1)	Mr. St-Arnaud attended all board meetings; however, he receives no additional compensation in his capacity as a director of the Corporation.
(2)
Mr. Charles performed certain consulting services for the Corporation’s Chilean subsidiary for which his associate, LeBlanc & Royle Enterprises Inc., received compensation in the amount of $102,000 in 2003.

(3)
During 2003, Ms. Constance L. Crosby was a partner of Byrne, Crosby, a law firm that provided legal services to the Corporation at the firm’s customary rates. In connection with these services, the Corporation paid Byrne, Crosby $265,000 for legal services in the fiscal year ended December 31, 2003.

(4)	Francis Fox resigned from the board effective December 31, 2003.

Under the DSCP, approved at the Meeting of Shareholders held on April 19, 2000, directors are entitled to fix in advance, at the start of each fiscal year, a percentage of their directors’ compensation between 10% and 100% to be paid quarterly in Common Shares of the

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Corporation, at the market price at the time of acquisition. In the year 2003, an aggregate of 22,729 Common Shares were issued to directors under the Directors' Share Compensation Plan, at share prices ranging from $6.80 to $9.80.

Indebtedness of Directors, Executives & Senior Officers under Securities Purchase Programs

The aggregate indebtedness outstanding to the Corporation or any of its subsidiaries, for indebtedness entered into in connection with a purchase of securities of the Corporation, of all directors, executive officers and senior officers of the Corporation, that held such position or office at any time during the fiscal year 2003, as at April 9, 2004 is $128,000.

Name and Principal Position	Involvement of Issuer	Largest Amount Outstanding During the Year ($)	Amount Outstanding at Dec. 31, 2003 ($)	Number of Securities Bought With Financial Assistance During the Year 2003	Security for Debt

Pierre St-Arnaud (1) President & Chief Executive Officer	Loan to assist with purchase of common shares in the capital of SR Telecom Inc. (Issuer)	70,000	70,000	-	Unsecured

David L. Adams (1) Senior Vice President, Finance & Chief Financial Officer	Loan to assist with purchase of common shares in the capital of SR Telecom Inc. (Issuer)	58,000	58,000	-	Unsecured

Note:

(1)
Principal is due July 3, 2006, with interest at 5% per annum calculated on principal outstanding payable annually on July 3rd, in each year prior to maturity. These loans were made pursuant to Formal Loan Agreements dated July 3, 2001.

Indebtedness of Directors, Executives & Senior Officers Other Than under Securities Purchase Programs

The aggregate indebtedness outstanding to the Corporation or any of its subsidiaries, for indebtedness not entered into in connection with a purchase of securities of the Corporation, of all directors, executive officers and senior officers of the Corporation, that held such position or office at any time during the fiscal year 2003, as at April 9, 2004 is $34,000.

Name and Principal Position	Involvement of Issuer	Largest Amount Outstanding During the Year ($)	Amount Outstanding at Dec. 31, 2003 ($)	Security for Debt

Pierre St-Arnaud (1) President & Chief Executive Officer	Loan associated with relocation of principal residence	34,000	34,000	Unsecured

Note:

(1)	Principal is due July 3, 2006, with interest at 5% per annum calculated on principal outstanding payable annually on July 3rd, in each year prior to maturity. This loan was made pursuant to a Formal Loan Agreement dated June 13, 2002.

Directors' and Officers' Liability Insurance

The Corporation has purchased and maintains Directors' and Officers' Liability Insurance with an aggregate limit of liability of $20,000,000.

Under this coverage, protection is provided to the directors and the officers of the Corporation and all of its subsidiaries. This coverage also insures the Corporation against payments, which it may be required or permitted by law to make to indemnify directors or officers, subject to a deductible amount of $100,000 (US$1,000,000 in the event a claim is made in reference to the United States Securities and Exchange Commission), in the aggregate.

In 2003, the total amount charged to income by the Corporation as insurance premium costs with respect to directors and officers as a composite group was $280,906.

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Report On Corporate Governance

The board of directors of the Corporation believes that sound corporate governance practices are essential to the sustained growth and performance of the Corporation and consequently maintaining shareholder value. In the past year, considerable attention has been given to publicly traded companies, their board’s of directors and corporate governance practices. The board of directors of the Corporation is committed to ensuring and maintaining the integrity of its practices and thereby promoting investor and shareholder confidence.

Mindful of the impact of the corporate scandals in the United States on the Canadian capital markets, and the continued debate amongst the experts, regulators and stock exchanges in Canada regarding an appropriate response in Canada to these scandals, the Corporate Governance Committee perceives its role and mandate as having expanded since its inception in 1995, and most significantly in the last year.

The Corporate Governance Committee bears the responsibility for assessing the appropriateness of the Corporation's corporate governance policies and practices and recommending changes, when required, to the board of directors. Disclosure requirements contained in the Toronto Stock Exchange Company Manual require that every listed corporation make full and complete disclosure of its system of corporate governance, on an annual basis, with reference to each of the Corporate Governance Guidelines (the "Guidelines") contained in the Company Manual. Schedule "A" attached hereto sets out the Guidelines and the Corporation's conformity with the Guidelines, or reasons for non-compliance, if applicable.

The following is a brief overview of the Corporation’s corporate governance practices and policies, as more particularly described in Schedule "A" hereto.

Board Mandate

The mandate of SR Telecom Inc.'s board of directors (the "Board") is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders.

There were eight meetings of the Board in 2003, exclusive of meetings held by teleconference, and eight meetings are scheduled for 2004. Additional meetings will be held as required.

Board Composition And Unrelated Directors

The Board is composed of a majority of unrelated directors. The Board has engaged in an exercise to analyse each director and their relationship with the Corporation to determine whether, in their circumstances, they are related or unrelated directors. This analysis can be found in greater detail in Schedule "A", Guideline #3.

Further to its analysis, the Board concluded that five of the eight directors currently comprising the Board are unrelated, namely: Messrs. John C. Charles, J.V. Raymond Cyr, Paul A. Dickie and Lionel P. Hurtubise, and Ms. Nancy E. McGee. In addition, Mr. Tanguay has been determined by the Board to be unrelated. Mr. Pierre St-Arnaud is the Chief Executive Officer of the Corporation and is, as the Corporation’s most senior officer, considered related. Ms. Constance L. Crosby and Mr. Paul E. Labbé, given their minor business dealings with the Corporation, as more particularly described in Schedule "B", are also determined to be related directors. The Board believes that each of its members acts independently and, in every case, in what they believe to be the best interests of the shareholders of the Corporation.

The Corporation does not have a significant shareholder, defined as a shareholder with the ability to exercise a majority of votes for the election of the board of directors.

Committees of The Board of Directors

The board of directors has established three standing committees, namely the Compensation and Nominating Committee, the Audit Committee, and the Corporate Governance Committee. The board of directors has delegated various functions to each of its Committees, and has designated specific mandates, on which the respective Committees are to perform an oversight responsibility and ultimately report to the board of directors. Practically speaking, the Committees assess, review, advise and make recommendations to the board of directors, where most matters receive formal and final approval.

Compensation and Nominating Committee. The Compensation and Nominating Committee is currently composed of three directors, Messrs. J.V. Raymond Cyr (Chair), Paul A. Dickie and Lionel P. Hurtubise. Mr. Francis Fox served on the Compensation and Nominating Committee until his resignation from the board in December 31, 2003. The Committee makes recommendations to the Board on, among other things, the compensation of directors, senior executives and all significant compensation matters. The Committee also formulates or

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reviews succession plans, stock incentive plans and training programs, and has responsibilities for the appointment, evaluation and remuneration of senior executives.

Audit Committee. During the year ended December 31, 2003, the Audit Committee was composed of three directors, being Messrs. Lionel P. Hurtubise and Francis R. Fox and Ms. Nancy E. McGee (Chair). Since January 1, 2004, following the resignation of Mr. Fox, the Audit Committee was composed of Mr. J.V. Raymond Cyr, Mr. Lionel P. Hurtubise and Ms. Nancy E. McGee.

Corporate Governance Committee. The Corporate Governance Committee is composed of four members, Messrs. John C. Charles, J.V. Raymond Cyr, and Paul E. Labbé and Ms. Constance L. Crosby (Chair). Summarily, the Corporate Governance Committee is responsible for developing the Corporation’s approach to governance issues, ensuring the appropriateness of its corporate governance policies and practices, and responding to the Guidelines.

Management Responsibility And Board Independence From Management

The board of directors operates independently of management and periodically meets without management present. The functions of Chairman of the Board and Chief Executive Officer are separate, distinct and carried out by two individuals; Mr. Paul A. Dickie serves as Chairman and is a non-management and unrelated director, while Mr. Pierre St-Arnaud, the most senior of all management officers, serves as President and Chief Executive Officer of the Corporation. In addition, the Board has put in place mechanisms to ensure that an individual director may, if required, obtain external advice at the expense of the Corporation.

The Corporation’s objectives are set through the Board’s approval and the continuing review of an Annual Budget and Strategic Plan put forward by the Chief Executive Officer. Long-term commitments, senior management and organizational changes, acquisition of new businesses as well as any material action or significant contract not contemplated by the Annual Budget and Strategic Plan require the prior approval of the board of directors.

Interest of Insiders and Others in Material Transactions

During the financial year ended December 31, 2003, the Corporation did not enter into any transaction with an insider of the Corporation, any proposed nominee as a director or any associate or affiliate of any such insider or proposed nominee, which has materially affected, or any proposed transaction that could materially affect, the Corporation or any of its subsidiaries.

Receipt of Shareholder Proposals for the 2004 Annual Meeting

Shareholders who will be entitled to vote at the 2004 annual meeting of Shareholders and who will wish to submit a proposal in respect of any matter to be raised at the 2004 meeting, and who wish their proposal to be considered for inclusion in the management proxy circular and form of proxy relating thereto, shall ensure that the Corporate Secretary of the Corporation receives their proposal no later than January 16, 2005.

Discretionary Authority

The accompanying form of proxy confers discretionary authority with respect to the matters identified in the Notice of Meeting and on such other business as may properly come before the Meeting or any reconvention thereof. Management is not aware that any such amendments or other matters are to be submitted to the Meeting. If such amendments or other business properly come before the Meeting, or any reconvention thereof, the persons named in such form of proxy will vote the shares represented thereby in their discretion.

Approval Of Management Proxy Circular

The Directors have approved the contents and the sending of this Management Proxy Circular.

(signed) David L. Adams
Montreal, Quebec	Senior Vice President, Finance
April 15, 2004	Chief Financial Officer and Assistant Secretary

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SCHEDULE “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSX Corporate Governance Guidelines	☒ indicates compliance	Comments

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and adopt a formal mandate setting out the board's stewardship responsibilities, and as part of the overall stewardship responsibility, the board should assume responsibility for the following matters:
☒
The board of directors is elected annually to supervise the business and affairs of the Corporation, and to represent and act with a view to the best interests of the Corporation and of its shareholders. In fulfilling its mandate, the board of directors assumes responsibility for those matters set out in the Guidelines, which statements of responsibility it has explicitly adopted. Below are comments on the practices of the Corporation in relation to each statement of responsibility within its mandate.

(a) adoption of a strategic planning process and the approval and review, on at least an annual basis, of a strategic plan which takes into account, among other things, the opportunities and risks of the business;
☒
(a) The Board engages in strategic planning sessions periodically (typically annually) to set the direction of the Corporation for the subsequent years, and annually adopts a plan for the then current fiscal year that the Corporation utilizes to implement its strategic objectives for that fiscal period.

(b) the identification of the principal risks of the corporation's business and overseeing the implementation of appropriate systems to manage these risks;	☒
(b) At each meeting of the board of directors, the Board reviews the principle risks of the Corporation's business, as those risks are known and ascertainable. In an effort to augment the understanding and disclosure of such risks, the Corporation has appointed an internal auditor who has reporting obligations to the Audit Committee.

(c) succession planning, including appointing, training and monitoring senior management and the CEO in particular;	☒
(c) The Board oversees succession planning for the Chief Executive Officer, and senior management personnel and, as required, mandates the Compensation and Nominating Committee to implement its objectives in the search and replacement of such personnel.

(d) communication policies for the corporation, which policies should (i) address how the corporation interacts with analysts, investors, other key stakeholders and the public; (ii) contain measures for the corporation to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and (iii) be reviewed at least annually; and
	☒	(d) The Corporation has adopted a communication policy for dealing with external parties and its continuous disclosure obligations.

(e) the integrity of the corporation's internal control and management information systems.	☒
(e) The Corporation has appointed an internal auditor with the express responsibility of reviewing, recommending and reporting to the CEO and the Audit Committee on the integrity of the Corporation’s internal controls and management information systems.

2. The board of directors of every corporation should be constituted with a majority of individuals who qualify as ‘‘unrelated directors".

If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.
☒
The board of directors is comprised of a majority of "unrelated directors", in that five out of the current eight-member Board are unrelated. The board of directors has considered the relationship of each of its directors to the Corporation and has determined that Messrs. J.V. Raymond Cyr, Lionel P. Hurtubise, John C. Charles, Paul A. Dickie and Ms. Nancy E. McGee are all unrelated directors. In addition, the proposed new nominee to the Board, Mr. Louis A. Tanguay, has been determined to be unrelated. While Mr. Paul E. Labbé and Ms. Constance L. Crosby are considered related directors albeit non-management, and Mr. Pierre St-Arnaud is a related director given his offices as President and Chief Executive Officer of the Corporation, each are considered to act in the best interest of the Corporation, and its shareholders.

The Corporation does not have a significant shareholder, as such term is defined in the TSX Company Manual, being a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

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TSX Corporate Governance Guidelines	☒ indicates compliance	Comments

3. The board has the responsibility of applying the definition of "unrelated director" to the circumstances of each individual director, as the board is required to disclose whether the board has a majority of unrelated directors. The board is also required to disclose the analysis supporting this conclusion, identify which directors are related and unrelated and provide a description of the business, family, direct and indirect shareholdings or other relationship between each director and the corporation.
☒
John C. Charles. Mr. Charles has extensive experience in the investment banking field and was asked by the Corporation to perform certain consulting and advisory services with respect to the financing of the Corporation's Chilean subsidiary. LeBlanc & Royle Enterprises Inc. received from the Corporation, over the course of the fiscal year 2003, $102,000 in compensation for such advisory services performed by Mr. Charles. The compensation was payable to LeBlanc & Royle Enterprises Inc. directly rather than to Mr. Charles and represented an insignificant amount of LeBlanc's total revenues. In determining whether Mr. Charles was related or unrelated to the Corporation by reason of such reimbursement to his employer, the Board considered that as a representative of a shareholder, Mr. Charles would act in the best interest of the shareholders generally and was free of any relationship with management that would be likely to interfere with his independent judgment. Mr. Charles has no business relationship with the Corporation, other than as disclosed above or arising from his position as a director, and is considered an unrelated director.

Constance L. Crosby. During the year ended December 31, 2003, Ms. Crosby was a partner of Byrne, Crosby and acted as ancillary counsel on behalf of the Corporation from time to time and received compensation from the Corporation for so doing. She is also the Secretary of the Corporation. Ms. Crosby was considered to be a related director in light of her position as Secretary and the compensation payable to her firm.

J.V. Raymond Cyr. Mr. Cyr has no material business relationship with the Corporation, other than those arising from his office as director, and the Board considers Mr. Cyr to be unrelated.

Paul A. Dickie. Mr. Dickie has no material business relationship with the Corporation, other than that arising from his position as a director, and as an officer of a shareholder, and the Board considers Mr. Dickie to be unrelated to the Corporation.

Lionel P. Hurtubise. Mr. Hurtubise has no material business relationship with the Corporation other than that arising from his position as a director, and is considered an unrelated director.

Paul E. Labbé. The Corporation has sought his advice and engaged him as a consultant to utilize his considerable experience in international trade and finance with respect to the financing and proposed sale of the Corporation's Chilean subsidiary. By reason of such recent business relationship with the Corporation, Mr. Labbé is considered a related director.

Nancy E. McGee. Ms. McGee has no material business relationship with the Corporation, other than that arising from her position as a director, and officer of a shareholder, and is considered unrelated.

Pierre St-Arnaud. By virtue of his senior management role, as President and CEO of the Corporation, Mr. St-Arnaud is considered a related director.

4. The board of directors of every corporation should appoint a committee of directors composed solely of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.
☒
The board of directors has established a Compensation and Nominating Committee. The Compensation and Nominating Committee is comprised of three directors, all of whom are non-management and unrelated. Mr. J.V. Raymond Cyr chairs the Committee and is joined on the Committee by Messrs. Paul A. Dickie and Lionel P. Hurtubise.
As part of its mandate, this Committee of directors has the responsibility for proposing nominees to the board of directors. The Committee will propose to the full board of directors additional directors, from time to time, as the board of directors considers appropriate or as vacancies arise.

5. Every board of directors should implement a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	☒
In the past the full board of directors has, on an annual basis, assumed the responsibility of assessing and considering its effectiveness, as well as that of its committees and individual directors. The Board has recently adopted a formal policy and assessment process to be led by the Corporate Governance Committee.

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TSX Corporate Governance Guidelines	☒ indicates compliance	Comments

6. Every corporation should provide an orientation and education program for new recruits to the board. In addition, every corporation should provide continuing education for all directors.
The board of directors does not formally comply with this Guideline. To date, membership on the board of directors of the Corporation has experienced a relatively low turnover ratio. As such, new members joining the Board have typically become knowledgeable about the business and affairs of the Corporation through informal meetings with management and other directors. Given the size of the Corporation, the board of directors is of the opinion that such an ad hoc approach to the orientation of its new directors is appropriate.

7. Every board of directors should examine its size and composition and undertake, where appropriate, a program to establish a board comprised of members who facilitate effective decision-making.	☒
The board of directors considers and examines its size and composition on an annual basis. Historically, the Board has sought members with expertise in the financial area. The Board considers that, in light of the relative size of the Corporation, the size of the board of directors is appropriate. It should be noted that at the end of the 2003 fiscal year, the board of directors lost one of its senior members, Mr. Francis R. Fox. As a replacement for Mr. Fox, Mr. Tanguay, will be proposed as a nominee for the Board at the Meeting.

8. A committee of the board comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors, with such compensation realistically reflecting the responsibilities and risks of such positions.
☒
The board of directors has established a Compensation and Nominating Committee comprised solely of unrelated directors whose mandate includes reviewing the remuneration paid to directors and senior officers and assessing the appropriateness of such remuneration based on each individual's time commitment, risks and responsibilities involved.

9. Subject to Guidelines 8 and 13, committees of the board of directors should generally be composed solely of non-management directors, a majority of whom are unrelated directors.	☒
The board of directors has created three distinct Committees, being the Audit Committee, the Compensation and Nominating Committee and the Corporate Governance Committee.

The Audit Committee, composed solely of non-management and unrelated directors, is further discussed in Guideline 13. The Compensation and Nominating Committee is comprised solely of non-management and unrelated directors and is further discussed in Guidelines 4 and 8.

The Corporate Governance Committee (also described in Guideline 10 below) is comprised of four directors, all of whom are non-management, and two of whom are unrelated directors. Although the committee has an equal number of related and unrelated directors, rather than a majority of unrelated, the Board believes that the relatively minor nature of the relationships to the Corporation of the two "related" director Committee members, being Ms. Constance L. Crosby and Mr. Paul E. Labbé (disclosed in Guideline 3 above), in no way effects these directors’ ability to act independently and in the best interest of the shareholders of the Corporation.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to corporate governance issues. This committee would, among other things, be responsible for the corporation's response to these governance guidelines.
☒
The Corporation complies with this guideline. The board of directors has appointed a committee of directors with the responsibility for corporate governance issues. The Corporate Governance Committee is comprised of four directors, being Messrs. J.V. Raymond Cyr, Paul E. Labbé and John C. Charles and Ms. Constance L. Crosby (Chair). The Committee assumes responsibility for corporate governance issues, particularly, compliance with the TSX Corporate Governance Guidelines and reports to the full board of directors on a regular basis.

11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives that the CEO is
☒
The Compensation and Nominating Committee has been delegated the responsibility by the board of directors to develop position descriptions for the Board and the CEO, as well as defining the parameters and limits to management's responsibilities. The latter position descriptions and responsibility limitations are then presented by the Committee to the full board of directors for approval.

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TSX Corporate Governance Guidelines	☒ indicates compliance	Comments

responsible for meeting and assess the CEO against these objectives.
The board of directors is responsible for taking into consideration the recommendations of the Compensation and Nominating Committee, as well as approving the corporate objectives of the CEO on an annual basis, typically at the time of budget reviews.

The Compensation and Nominating Committee has the mandate of assessing the performance of the CEO against the corporate objectives, and reporting back to the full board of directors. The current CEO of the Corporation was nominated, interviewed, assessed, and recommended to the Corporation by the Compensation and Nominating Committee.

12. Every board of directors should implement structures and procedures that ensure that the board can function independently of management. An appropriate structure would be to appoint a chair of the board who is not a member of management with responsibility to oversee that the board discharges its responsibilities.
☒
Mr. Paul A. Dickie, an unrelated director, has been the appointed Chairman of the board of directors of the Corporation for several years.
Although not regularly scheduled, the board of directors does meet without management present on an ad hoc basis, when appropriate and advisable.

13. The audit committee should be composed solely of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial experience. Each Board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial experience” and such definitions shall form part of the disclosure required under this Guideline.

The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.

The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to oversee this responsibility.
☒
The Audit Committee is composed of three directors, all of whom are non-management and unrelated directors. The following directors are members of the Audit Committee: Messrs. J.V. Raymond Cyr and Lionel P. Hurtubise and Ms. Nancy E. McGee (Chair), all of whom are considered “financially literate” and one of whom, Ms. McGee, as a chartered accountant, has accounting experience. In addition, Mr. Francis F. Fox was a member of the audit Committee until his resignation fro the board of directors on December 31, 2003. He was replaced by J.V. Raymond Cyr.

The Audit Committee, with the approval of the Board, has elected to adopt the definitions of “financial literacy” and “accounting or related financial experience” suggested in the proposed amended Guidelines. The approved definitions are as follows:

(i)        “financial literacy” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto; and

(ii)       “accounting or related financial experience” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The Audit Committee meets on a quarterly basis and more frequently when required. The Committee also meets with the auditors of the Corporation at least once a year and more frequently as they consider desirable and at least once a year without management present.

The Audit Committee members are encouraged to communicate directly with members of the external auditors to discuss any issues pertaining to the affairs of the Corporation as required.

The Audit Committee has adopted a written Charter that sets out its roles and responsibilities, including as they pertain to the Corporation’s internal control systems. A copy of the Audit Committee’s Mandate and Charter is annexed to the Corporation’s Management Proxy Circular dated March 19, 2003, relating to the annual meeting held on April 24, 2003, as Schedule “C”.

14. The audit committee charter should set out explicitly the role and oversight responsibility of the audit committee with respect to: - its relationship with and expectation of the external	☒	With regard to the Committee’s role and responsibility as it relates to the oversight of the internal control systems and the internal auditor, the Corporation has recently retained an internal auditor. As such, this function and the reporting systems that have been implemented in relation to this new position have resulted in an evolution of the Committee’s oversight responsibility in these areas.

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TSX Corporate Governance Guidelines	☒ indicates compliance	Comments

auditors including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;
Given the relative size of the Corporation, the Committee and the board of directors are of the opinion that the attached Audit Committee Mandate and Charter reflect sound practices for financial disclosure and reporting.

-	the determination of which non-audit services the external auditor is prohibited from providing;

-	the engagement, evaluation, remuneration and termination of the external auditors;

-	appropriate funding for payment of the auditor's compensation and for any advisors retained by the audit committee;

-	its relationship with and expectation of the internal auditor function;

-	its oversight of internal control;

-	disclosure of financial and related information; and

-	any other matters that the audit committee feels are important to its mandate or that the board chooses to delegate to it.

The audit committee does not have the obligation to act as auditors or to perform auditing, or to determine that the issuer's financial statements are complete and accurate.

The audit committee charter should specify that the external auditor is accountable to the board of directors and the audit committee as representatives of shareholders.

The board of directors should review and reassess the adequacy of the audit committee charter on at least an annual basis.

15. The board of directors should implement a system which enables an individual director to engage an external advisor at the expense of the company in appropriate circumstances. The engagement of the external advisor should be subject to the approval of an appropriate committee of the board.
☒
Any individual director may engage the services of an external advisor, at the expense of the Corporation, in appropriate circumstances, provided they obtain the prior approval of the Corporate Governance Committee.